Mail Stop 3561

May 31, 2006

Mr. Denis McGlynn
President and Chief Executive Officer
Dover Motorsports, Inc.
1131 North DuPont Highway
Dover, Delaware 19901

      RE: Dover Motorsports, Inc.
                  Form 10-K for the year ended December 31, 2005
                  Filed March 13, 2006
                  Form 10-Q for the quarter ended March 31, 2006
                  Filed May 8, 2006
                  File No. 001-11929

Dear Mr. McGlynn:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief